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                                  (TRANSLATION)




                      REGULATIONS OF THE BOARD OF DIRECTORS

                          (ENFORCEMENT: JUNE 27, 1997)




                                SONY CORPORATION
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                                  (TRANSLATION)

                                                      Enforcement: June 27, 1997

                      REGULATIONS OF THE BOARD OF DIRECTORS
                                       OF
                                SONY CORPORATION
                             (Sony Kabushiki Kaisha)

(Purpose)

1. (1) The Board of Directors shall determine fundamental policies and important matters with respect to the management and operation of the Corporation and the Sony Group.

       (2) The Board of Directors shall, in accordance with the determination pursuant to the preceding paragraph, administer and supervise the performance by the Corporation and the Sony Group companies of their business operation.


(Constitution of the Board of Directors, etc)

2. (1) All the Directors of the Corporation shall constitute the Board of Directors.

       (2) The Board of Directors may, by its resolution, designate the Executive Committee consisting of Directors.

       (3) The Board of Directors may, by its resolution, designate the Nomination Committee and the Compensation Committee, each consisting of Directors.


(Ordinary and Special Meetings)

3. Meetings of the Board of Directors shall be either ordinary or special meetings. Ordinary meetings of the Board of Directors shall be held, as a general rule, once a month and after the conclusion of the ordinary general meeting of shareholders, while special meetings of the Board of Directors may be held whenever necessary.


(Convocation)

4. (1) Meetings of the Board of Directors shall, unless otherwise provided by laws or ordinances, be convened by the Chairman and Director.


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       (2) When the office of the Chairman and Director is vacant or such person is unable to act, another Director, who shall be selected in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene the meeting.


(Convocation Procedures)

5. (1) In convening a meeting of the Board of Directors, notice of the meeting stating the date, location and agenda of the meeting shall be sent to each Director and Statutory Auditor at least five (5) days prior to the date set for the meeting; provided, however, that in case of emergency, such period may be shortened.

       (2) In case a waiver of all the Directors and Statutory Auditors is obtained, a meeting of the Board of Directors may be convened without following the procedure for convening the meeting.


(Chairman)

6. The Chairman and Director shall act as chairman of the meetings of the Board of Directors. When the office of the Chairman and Director is vacant or such person is unable to act, another Director, who shall be selected in accordance with the order of priority provided in 4 (2) above, shall act as chairman.


(Resolutions of the Board of Directors)

7. (1) Resolutions of the Board of Directors shall be adopted by a majority of the Directors present, which Directors present shall constitute in number a majority of all Directors in office.

       (2) No Director who has a special interest in an agenda item shall participate in the resolution with respect thereto provided in the preceding paragraph.


(Attendance of Persons Other Than Directors)

8. (1) Statutory Auditors are entitled to attend meetings of Board of Directors and express their opinion thereat.

       (2) The chairman of the meeting of the Board of Directors may ask any person as deemed necessary to attend meetings of the Board of Directors to make reports or express their opinions thereat.

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(Matters to be Resolved)

9.     The following matters shall be resolved at meetings of the Board of
Directors:

       (1)    Matters concerning general meetings of shareholders:

              Determination of the convocation of ordinary and extraordinary general meetings of shareholders, the agenda items and proposals to be submitted thereto.

       (2)    Matters concerning the settlement of accounts:

              1. Approval of proposed financial statements and appended schedules.

              2.     Approval of the semi-annual financial results

              3. Approval of the quarterly and the annual consolidated financial results.

       (3)    Matters concerning interim dividends:

              Determination whether the interim dividends are to be paid or not; if paid, of the amount, date of commencement of payment and any other matters necessary relating thereto.

       (4)    Matters concerning Directors:

              1.     Appointment and removal of the Representative Directors.

              2. Appointment and removal of Directors with special titles, including the Chairman, the Vice Chairman, the President and the Executive Deputy Presidents.

              3.     Determination of the order of the Directors.

              4. Determination of the amounts of remuneration, the distribution of bonuses to the Directors and the details of the payment of retirement allowances to the retiring Directors.

              5. Approval of a Director's engaging in a competitive transaction.

              6.     Approval of transactions on a Director's own behalf.



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              7.     Assignment of special job responsibility to a Director and discharge from such responsibility.

              8. Approval of a Director's taking a concurrent office as a director or an employee in a company which may result in the Director's engaging in a competitive transaction.

       (5)    Matters concerning shares, bonds and debentures:

              1. Conversion between par-value shares and non-par-value shares and vice versa.

              2.     Issuance of new shares.

              3.     Acquisition of own shares in the markets and tender offer.

              4.     Retirement of own shares with the profit.

              5. Granting of rights to subscribe for new shares to shareholders or other persons.

              6.     Capitalization of reserves.

              7.     Splitting of shares.

              8. Issuance of debentures, convertible bonds and bonds with warrants to subscribe for new shares.

              9. Appointment of a transfer agent and designation of its handling offices.

              10. Enactment, amendment and abolishment of the Share Handling Regulations.

              11. Closing of the register of shareholders and fixing of a record date.

              12. Listing of shares and debentures on stock exchanges and delisting thereof.

       (6)    Matters concerning organization and personnel:

              1. Appointment and removal of managers and other important employees.

              2. Establishment, amendment and cancellation of branches and other important organizations.



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       (7)    Matters concerning the execution of business:

              1. Determination of fundamental policies, strategy and plan for important business projects.

              2.     Transfer or take over of material assets.

              3.     Borrowings and loans in a large amount.

              4.     Giving of guarantee in a large amount.

              5. Determination of fundamental policies regarding material contracts.

              6. Determination of fundamental policies regarding material law suits.

       (8) Matters concerning the management and operation of the Sony Group and the Sony Group companies:

              1. Determination of fundamental policies, strategy and plan for the management and operation of the Sony Group.

              2. Establishment, merger, dissolution, liquidation or other disposition of the Sony Group companies which has a material nature.

              3. Approval of the listing of share and debentures issued by the Sony Group companies on stock exchanges and of the delisting thereof which has a material nature.

              4. Approval of the personnel administration of the Sony Group companies which has a material nature.

              5. Approval of the matter of organization of the Sony Group companies which has a material nature.

              6. Approval of the performance of operation of business of the Sony Group companies which has a material nature.

       (9)    Other matters:

              1. Matters entrusted by the resolutions of the general meetings of shareholders.




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              2.     Any other matters provided in the laws and ordinances and
                     the Articles of Incorporation of the Corporation.

              3. Any other matters which the Board of Directors deems necessary.


(Matters to be reported)

10. (1) The Representative Directors and Directors in charge of the business operation shall report to a meeting of the Board of Directors on the conditions of the execution of business at least once in three months or at each meeting of the Board of Directors.

       (2) The Representative Directors and Directors in charge of the business operation may appoint another Director or another appropriate person to give the preceding reports.

       (3) A Director who has been engaged in a competitive transaction shall report to a meeting of the Board of Directors with respect to any important matter related to such transaction.


(Minutes)

11. (1) With respect to the proceedings at meetings of the Board of Directors, the minutes shall be prepared and kept at the headquarter office for ten years.

       (2) The proceedings at meetings of the Board of Directors and the results thereof shall be recorded in the minutes of meetings and the Directors and Statutory Auditors present shall affix their names and seals thereon.


(Administrative Office)

12. The Board of Directors shall have an administrative office to administer the business concerning the Board of Directors.


(Coverage)

13. The Board of Directors shall be governed by these Regulations with respect to the matters which are not provided in the laws and ordinances and the Articles of Incorporation of the Corporation.




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(Amendment)

14. For any amendment to these Regulations, a resolution of the Board of Directors shall be required.


ADDENDUM

       These Regulations, as amended, shall come into force on June 27, 1997.




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